January 28, 2011

Ms. Kimberly Browning

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	Transparent Value Trust (the “Registrant”) File Nos. 033-159992; 811-22309 Post-Effective Amendment Nos. 2 and 4

Dear Ms. Browning:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 2 (“PEA 2”) to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933 (the “1933 Act”), and Amendment No. 4 under the Investment Company Act of 1940 (the “1940 Act”).

PEA 2 is being filed pursuant to Rule 485(b) under the 1933 Act, and, as indicated on the facing sheet, will become effective on January 28, 2011. PEA 2 is filed for purposes of updating and completing the Registrant’s disclosures in Post-Effective Amendment No. 1 (“PEA 1”) and Amendment No. 3 to the Registrant’s registration statement under the 1933 Act and the 1940 Act, respectively, filed on November 12, 2010 for the purposes of adding the Transparent Value Dow Jones RBP® U.S. Large-Cap Core Index Fund, the Transparent Value Dow Jones RBP® U.S. Dividend Index Fund, the Transparent Value Dow Jones RBP® U.S. Large-Cap Growth Index Fund and the Transparent Value Dow Jones RBP® U.S. Large-Cap Value Index Fund as new series of the Registrant. The amendment was also filed to add Class C and Class I shares to all existing funds of the Registrant.

PEA 2 reflects changes to the registration statement in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “SEC”) to the undersigned and Palak Patel, each of ALPS Fund Services, Inc., and Beau Yanoshik of Morgan Lewis & Brockius LLP, on Friday, January 14, 2011, completes certain other information, and includes required exhibits.

PEA 2 does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.

Set forth in the numbered paragraphs below are your comments of January 14, 2011 to PEA 1, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Prospectus

1)

Comment: The prospectus currently states that each Fund may change its investment objective without shareholder notice or approval. Although each Fund has the ability to change its investment objective without notice, to the extent a Fund has a policy to provide prior notice, please add appropriate disclosure of such policy.

Response: The Funds do not currently have a policy in place to provide prior notice of such a change. No change was made in response to the comment.

2)

Comment: The first footnote to the Shareholder Fees table goes beyond what Form N-1A requests in the summary section. Please either provide authority which permits inclusion of the footnote, or move the disclosure to another section of the prospectus.

Response: The footnote has been deleted in response to the comment.

3)

Comment: The second footnote to the Shareholder Fees table goes beyond what Form N-1A requests in the summary section. Please provide authority which permits inclusion of the footnote, or either move the language to a parenthetical insert in the table itself or move the language to another section of the prospectus.

Response: The footnote has been deleted in response to the comment.

4)

Comment: The first footnote to the Annual Fund Operating Expenses table goes beyond what Form N-1A requests in the summary section. Please either insert the specific language referred to in Form N-1A or delete the footnote.

Response: The footnote has been modified to track the language provided in Form N-1A in response to the comment.

5)

Comment: The second footnote to the Annual Fund Operating Expenses table should have additional disclosure included which addresses the fact that a Fund’s net expense ratio may exceed the stated total Net Expense amounts to the extent a Fund incurs the specified excluded expenses.

Response: The footnote has been revised in response to the comment.

6)	Comment: Please include the current expense limitation agreement between the Fund and the Adviser as an exhibit to Part C of the registration statement.

Response: The Expense Limitation Agreement between the Registrant and Guggenheim Investment Management, LLC, and an amended Schedule A thereto, have been included as Exhibit (d)(2)(a) and (d)(2)(b), respectively, to Part C of PEA 2.

7)	Comment: The footnote to the Example tables for each Fund goes beyond what Form N-1A requests in the summary section. Please move the language to another section of the prospectus.

Response: The footnote has been deleted in response to the comment.

8)

Comment: In the Principal Investment Strategies section for each Fund it states, “The Adviser expects that, over time, the Fund’s tracking error will not exceed 5%.” Please clarify the basis for this expectation.

Response: The sentence was added at the request of the SEC staff reviewer in connection with a pre-effective amendment to the Registrant’s registration statement. As an index fund whose strategy is designed to track the performance of an index, the Adviser expects the difference in performance between a Fund and its index to be due to the fees, expenses and potential client activity in and out of the Fund. No changes were made in response to the comment.

9)

Comment: In the Principal Investment Strategies section for each Fund, it is provided that each Fund may also invest up to 20% of its net assets in securities not included in the applicable Index. Please clarify this reference, including whether this is a principal investment strategy, and the types of securities in which this particular portion of each Fund may invest.

Response: The sentence has been modified in response to the comment.

10)	Comment: Please remove all cross-references from the summary section for each Fund.

Response: The cross-references have been removed from each Fund’s summary section, other than those specifically required by Form N-1A.

11)

Comment: In the Principal Investment Strategies section for each Fund it states, “The Fund will generally invest in all of the securities comprising the Index in proportion to the weightings in the Index.” Please confirm in your correspondence response letter that the Registrant is aware of the requirement for all index funds to have a policy to invest, under normal circumstances, in 100% of the securities comprising the index, and that the referenced sentence is intended to disclose such a policy.

Response: The Registrant hereby confirms that the referenced sentence is intended to disclose such a policy applicable to each Fund.

12)

Comment: In the Principal Investment Strategies and Principal Risks sections for each Fund, it is provided that the Funds may invest in “certain future, options, swap contacts and other derivatives….” Please provide more specifics on the types of derivatives used and the purposes for which they are utilized, and revise the reference to “enhanced liquidity” in accordance with the Commission’s plain English rules.

Response: In response to the comment, modifications have been made to each sentence in order to more clearly specify the types of derivatives that may be used and the purposes or which they are to be utilized.

13)

Comment: In the Principal Risks section for each Fund, please clarify the types of equity securities in which each Fund may invest in connection with the “Equity Risk” disclosure. To the extent a Fund is only expected to invest in common stock, please change the title of the entry to “Common Stock Risk.”

Response: The “Equity Risk” disclosure for each Fund has been modified to refer to “Common Stock Risk,” in response to the comment.

14)

Comment: In the Principal Risks section for each Fund, there appears to be contradictory language in the “Risks of Index Investing” disclosure. It includes language which indicates, while each Fund is not “actively managed,” it is nevertheless subject to management risk. Please expand or clarify the disclosure as appropriate.

Response: The Principal Risks section for each Fund has been modified to more clearly disclose those circumstances in which each Fund will not be “actively managed,” and those circumstances in which each Fund may be subject to management risk.

15)

Comment: In the Principal Risks section for each Fund, the “Concentration Risk” indicates that assets will “generally” only be concentrated in an industry or group of industries to the extent the applicable Index is so concentrated. Please specify the scenarios in which each Fund would not be so concentrated, and if none, delete the reference.

Response: Additional disclosure has been added to the “Concentration Risk” paragraph for each Fund.

16)	Comment: In the Fund Management section for each Fund, please modify the heading to also refer to the Fund’s Adviser, Sub-Adviser and Portfolio Manager.

Response: Sub-headings have been added to the Fund Management section for each Fund in response to the comment.

17)	Comment: In the section titled More Information about Risk, please clarify the heading to reflect whether the disclosure addresses principal or non-principal risks.

Response: The section titled More Information about Risk has been deleted, since the information is generally covered elsewhere in the registration statement.

18)	Comment: In the section titled More Information about Fund Investments, please clarify the specific situations in which a Fund may temporarily depart from its normal investment and strategies.

Response: The disclosure has been clarified.

19)

Comment: In the section titled Purchasing, Selling and Exchanging Fund shares, it is provided that purchase and redemption requests are executed “…at the NAV next determined after the intermediary receives the request if transmitted to the Funds’ transfer agent in accordance with the Funds’ procedures and applicable law.” Please modify this disclosure to reflect the requirements of Rule 22c-1, which provides that an order that is properly delivered by a shareholder to a designated intermediary may not be subject to additional conditions or procedures imposed by the Fund prior to acceptance.

Response: The section titled Purchasing, Selling and Exchanging Fund shares has been modified in response to the comment.

20)	Comment: In the section titled Purchasing, Selling and Exchanging Fund shares, please add disclosure regarding the timeframe in which a Fund may reject any specific purchase order.

Response: The Funds do not apply a specific timeframe; rather the circumstances surrounding the rejection of a purchase order depend on the facts specific to that situation.

21)

Comment: In the section titled Purchasing, Selling and Exchanging Fund shares, under the heading How to Sell Your Fund Shares, please clarify whether designated financial intermediaries will be used in connection with the receipt of orders to sell shares.

Response: The section titled Purchasing, Selling and Exchanging Fund shares has been modified to indicate that financial intermediaries may be used in connection with the receipt of orders to sell Fund shares.

22)

Comment: In the section titled Purchasing, Selling and Exchanging Fund shares, under the heading Redemptions in Kind, please clarify whether redemption proceeds may be paid with illiquid securities. If only liquid securities with a readily available market value may be used, please clarify the disclosure.

Response: The section titled Purchasing, Selling and Exchanging Fund shares has been modified to indicate that illiquid securities could be used in connection with redemptions “in kind” under certain circumstances.

Statement of Additional Information:

23)	Comment: Please confirm the following in your response letter:

a. All applicable non-principal strategies and risks are disclosed in the Statement of Additional Information;

b. to the extent principal strategies or risks are addressed in the Statement of Additional Information they are clearly distinguished as such; and

c. to the extent principal strategies or risks are addressed in the Statement of Additional Information they are also sufficiently addressed in the Prospectus.

Response: The Registrant confirms the statements above.

24)

Comment: In the section titled Description of Permitted Investments, under the heading Borrowing, the disclosure appears to indicate that each Fund may be fully leveraged. Please either add a statement that a Fund will not make additional investments while outstanding borrowings exceed 5% of the Fund’s total assets or include leveraging risk disclosure.

Response: While the Funds do not expect to borrow for investment purposes, the registration statement includes disclosure regarding leveraging risk.

25)	Comment: In the section titled Investment Limitations, under the heading Non-Fundamental Policies, please clarify the Funds’ policy on pledging assets to secure borrowing.

Response: The Funds do not have a policy on pledging assets to secure borrowing and do not believe such a policy is required by Form N-1A.

General:

26)

Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the Registrant and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: Please see Appendix A.

* * *

No fees are required in connection with this filing. Please feel free to contact the undersigned at 720.917.0864 should you have any questions.

Sincerely,

/s/ David T. Buhler
David T. Buhler, Esq.

Enclosure

cc:	Armen Arus, President, Transparent Value Trust

W. John McGuire, Morgan, Lewis & Bockius LLP

Beau Yanoshik, Morgan, Lewis & Bockius LLP

Kenneth S. Gerstein, Schulte Roth & Zabel LLP

Transparent Value Trust

135 East 57th Street, 15th Floor

New York, NY 10022

January 28, 2011

VIA EDGAR CORRESPONDENCE

Ms. Kimberly Browning

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	Transparent Value Trust (the “Registrant”) File Nos. 033-159992; 811-22309 Post-Effective Amendment Nos. 2 and 4

Dear Ms. Browning:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the undersigned hereby acknowledges on behalf of the Registrant that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (the “SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing made; and

•

if, to Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Sincerely,

/s/ Armen Arus
Armen Arus President